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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

The Nasdaq Stock Market, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
631103108
(CUSIP Number)
Alan K. Austin
Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	631103108	SCHEDULE 13D/A	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Silver Lake Partners TSA, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,002,857**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,002,857**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,002,857**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.76%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
     *See Instructions Before Filling Out!
     **See Item 5 below

CUSIP No.	631103108	SCHEDULE 13D/A	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Silver Lake Investors, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,002,857**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,002,857**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,002,857**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.76%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
     *See Instructions Before Filling Out!
     **See Item 5 below

CUSIP No.	631103108	SCHEDULE 13D/A	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Silver Lake Partners II TSA, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,002,857**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,002,857**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,002,857**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.76%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
     *See Instructions Before Filling Out!
     **See Item 5 below

CUSIP No.	631103108	SCHEDULE 13D/A	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Silver Lake Technology Investors II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,002,857**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,002,857**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,002,857**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.76%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
     *See Instructions Before Filling Out!
     **See Item 5 below

CUSIP No.	631103108	SCHEDULE 13D/A	Page	6	of	10
     This filing amends Items 2, 5 and 6 of the Statement on Schedule 13D filed on May 2, 2005 by Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”) and Silver Lake Technology Investors II, L.L.C., which subsequently converted to a partnership and is now called Silver Lake Technology Investors II, L.P., (“SLTI II” and, together with SLP TSA, SLI and SLP II TSA, the “SLP Entities”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Issuer”) beneficially owned by the SLP Entities, as amended by Amendment No. 1 and Amendment No. 2 to such statement filed on December 9, 2005 and December 23, 2005, respectively. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.
Item 2 Identity and Background.
     Item 2 is hereby amended to replace all references to the principal office of each of the SLP Entities, SLTA, SLTA II, SLTM and the Managing Directors (other than Glenn H. Hutchins) with the following address: 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Mr. Hutchins is 9 West 57th Street, 25th Floor, New York, New York 10019.
Item 5 Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
     (a), (b) The information contained on the cover pages to this Amendment No. 3 to Schedule 13D is incorporated herein by reference. The following disclosure assumes that there are 111,655,532 shares of Common Stock outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 was the number of outstanding shares of Common Stock as of July 31, 2006.
     Prior to the Merger Closing, the Series A Notes and the Series A Warrants were directly owned by Norway SPV. Upon the Merger Closing, Norway SPV distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its sole member, Norway Holdings. Immediately thereafter, Norway Holdings distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its members, the SLP Subscribers and the H&F Entities, in the aggregate amounts set forth in the Subscription Agreements and in the respective percentages set forth in the Limited Liability Company Agreement of Norway Holdings (the “Holdings LLC Agreement”). As a result of these distributions by Norway SPV and Norway Holdings, respectively, the SLP Entities directly own the Series A Notes and the Series A Warrants as follows:
     (i) SLP TSA — $20,769,568 aggregate principal amount of Series A Notes and Series A Warrants to purchase 223,810 shares of Common Stock;

CUSIP No.	631103108	SCHEDULE 13D/A	Page	7	of	10
     (ii) SLI — $584,611 aggregate principal amount of Series A Notes and Series A Warrants to purchase 6,300 shares of Common Stock;
     (iii) SLP II TSA — $119,843,370 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,291,415 shares of Common Stock; and
     (iv) SLTI II — $167,040 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,800 shares of Common Stock.
     Upon the consummation of the distributions described in this Item 5, Norway Holdings and Norway SPV ceased to beneficially own any shares of Common Stock. As a result of these transactions, the SLP Entities, the other SLP Subscribers and the H&F Entities no longer share control over their respective shares, and therefore do not constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Series A Notes and the Series A Warrants that had been beneficially owned by Norway Holdings.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act and as a result of the relationships among the SLP Entities, each of the SLP Entities may be deemed to beneficially own the Common Stock underlying the Series A Notes and the Series A Warrants owned by the other SLP Entities. The Series A Notes are initially convertible into shares of Common Stock at a price of $14.50 per share, and the Series A Warrants are initially exercisable at a price of $14.50 per share. The number of shares of Common Stock underlying the Series A Notes and Series A Warrants that each of the SLP Entities would individually be deemed to own if they were not deemed to be members of a group is set out below:
     (i) SLP TSA — 1,432,384 shares of Common Stock underlying the Series A Notes and 223,810 shares of Common Stock underlying the Series A Warrants held by SLP TSA
     (ii) SLI — 40,318 shares of Common Stock underlying the Series A Notes and 6,300 shares of Common Stock underlying the Series A Warrants held by SLI.
     (iii) SLP II TSA — 8,265,060 shares of Common Stock underlying the Series A Notes and 1,291,415 shares of Common Stock underlying the Series A Warrants held by SLP II TSA.
     (iv) SLTI II — 11,520 shares of Common Stock underlying the Series A Notes and 1,800 shares of Common Stock underlying the Series A Warrants held by SLTI II.
     In addition, the SLP Entities may be deemed to beneficially own 730,250 shares of Common Stock held by Instinet LLC and Instinet Clearing Services, Inc. (the “Instinet Entities”), which are indirect subsidiaries of the SLP Entities or certain affiliates of the SLP Entities, acquired as part of the Merger. Each of the Instinet Entities acquired shares of Common Stock and warrants of the Issuer in 2000. On June 21, 2006, the Instinet Entities exercised warrants in order to acquire 281,250 shares of Common Stock of the Issuer. In transactions taking place on

CUSIP No.	631103108	SCHEDULE 13D/A	Page	8	of	10
August 17 and 18, 2006, the Instinet Entities disposed of 700,000 shares of Common Stock pursuant to a Rule 10b5-1 trading plan adopted by Instinet Holdings, Inc. on behalf of itself and its subsidiaries. The SLP Entities disclaim beneficial ownership of the shares of Common Stock held by the Instinet Entities, except to the extent of any pecuniary interest therein.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, each of the SLP Entities may be deemed to beneficially own, in the aggregate, 12,002,857 shares of Common Stock, representing approximately 9.76% of the Common Stock outstanding.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Holdings LLC Agreement (Exhibit 10 hereto) and the Subscription Agreement (Exhibit 7 hereto), each of which is incorporated herein by reference.
     (c) Each of the SLP Entities reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.
     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the SLP Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the SLP Entities as described in Item 5.
     (e) Not applicable.

CUSIP No.	631103108	SCHEDULE 13D/A	Page	9	of	10
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 22, 2006

SILVER LAKE PARTNERS TSA, L.P.
By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.
By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS II TSA, L.P.
By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.,
its General Partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Managing Director and Chief Operating Officer

CUSIP No.	631103108	SCHEDULE 13D/A	Page	10	of	10

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.
By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.,
its General Partner

By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer